Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

("Randgold Resources")

BMO CAPITAL MARKETS APPOINTED JOINT CORPORATE BROKER TO RANDGOLD RESOURCES

London, 20 February 2015 - Randgold Resources is pleased to announce that it has appointed BMO Capital Markets Limited to act as a joint corporate broker with immediate effect.

ENQUIRIES:

Mark Bristow,

Chief Executive Officer, Randgold Resources

+44 1534 735 333 or +44 788 07 11 386

Graham Shuttleworth,

Financial Director, Randgold Resources

+44 1534 735 333 or +44 779 771 1338

Jeffrey Couch,

Co-Head Investment & Corporate Banking, Europe, BMO Capital Markets Limited

+44 207 664 8102

Neil Haycock

Managing Director, Head of Corporate Broking & UK ECM, BMO Capital Markets Limited

+44 207 664 8028

Kathy du Plessis,

Investor and Media Relations

+44 20 7557 7738 or randgold@dpapr.com

Website: www.randgoldresources.com